Mail Stop 4561

March 26, 2008

James M. McCluney, CEO and President
Emulex Corporation
3333 Susan Street
Costa Mesa, CA 92626

> **Re:** **Emulex Corporation**
> **Form 10-K for the Fiscal Year Ended July 1, 2007**
> **Filed August 24, 2007**
> **File No. 001-31353**

Dear Mr. McCluney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile (310) 712-3322</u>
Robert M. Steinberg
Jeffer Mangels Butler & Marmaro LLP